Exhibit 99.1

Ballard Repeats Being Named as a 'TSX30' Company for Second Consecutive Year

VANCOUVER and TORONTO, Sept. 15, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that the Company has been recognized by the Toronto Stock Exchange for its strong 3-year share price performance and named once again to the TSX30 in the second consecutive year. The TSX30 program recognizes the top 30 performers on the Toronto Stock Exchange over the period July 2017 to June 2020, based on share price appreciation.

Over the period July 1st, 2017 to June 30th, 2020, the price of BLDP shares on TSX rose 459% to C$20.89, the 2nd-largest appreciation among all listed companies. Furthermore, BLDP shares are up 83% year-to-date in 2020 at yesterday's market close.

"We are especially proud to present the 2020 TSX30, an important means of showcasing some exciting issuer success stories across our market," said Loui Anastasopoulos, President, Capital Formation, TMX Group. "In a year fraught with challenges for so many businesses, the crucial role publicly-listed companies play in the Canadian economy is even more amplified. These companies serve as engines of growth; creating jobs, generating returns and creating value for investors. On behalf of all of us at TSX, I'd like to congratulate the 2020 TSX30 winners for their achievements and we look forward to serving their evolving needs through each stage of their future growth."

Randy MacEwen, Ballard President and CEO noted, "We are delighted that Ballard's share price performance has resulted in our inclusion in the TSX30 program for a second year. Over this past year, global recognition of the importance of zero-emission mobility has resulted in a range of new public policy mandates and exciting industry activities, adding to our confidence in the continued growth of our company. Ballard continues to lead the fuel cell industry in zero-emission products to power buses, commercial trucks, trains, ships, cars and other transport applications."

The TSX30 program considers all companies that have been listed on the Toronto Stock Exchange for at least 3-years, with a closing dividend-adjusted share price of at least C$0.50 and a market capitalization of at least C$75 million as at June 30th, 2017. Of the 546 companies that met these criteria, the 30 companies with greatest share price appreciation over the period from July 1st, 2017 to June 30th, 2020 have been named to this year's TSX30 program.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated growth and market positioning. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Contact: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com; TSX Contact: Catherine Kee, Manager, Corporate Communications, +1.416.814.8834, Catherine.kee@tmx.com

CO: Ballard Power Systems Inc.

CNW 17:30e 15-SEP-20